May 16, 2014

Via UPS and EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed February 18, 2014

File No. 1-12154

Dear Mr. O’Brien:

We are responding to a comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 9, 2014 relating to the above-referenced filing (the “2013 Form 10-K”) of Waste Management, Inc. (the “Company”). For your convenience, our response is prefaced by the text of the comment.

Note 7 - Debt, page 102

We note your response to our prior comment 2 and understand that at both December 31, 2012 and 2013 you classified over $1 billion of short-term debt as long-term based primarily on an intent and ability to refinance on a long-term basis. It is not clear whether such borrowings have in fact been consistently refinanced on a long-term basis. In order for us to complete our analysis, please tell us the specific funding sources used to liquidate/refinance the $420 million and $587 million of short-term obligations outstanding at December 31, 2012 that you had classified as long-term. Compliance with ASC 470-10-45-12B should be clearly evident.

Response:

As set forth in response to comment 2 in our letter dated April 16, 2014 (the “Prior Response”), we assess our classification of Short Term Obligations Expected to be Refinanced, as defined by ASC 470-10-45-12A and ASC 470-10-45-12B, for reporting purposes in accordance with ASC 470-10-45-14, Intent and Ability to Refinance on a Long-Term Basis.

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

May 16, 2014

With respect to the $420 million and $587 million of short-term obligations outstanding at December 31, 2012 that we classified as long-term and are referenced in the Staff’s comment, we respectfully advise as follows:

•	Of the $587 million of variable rate tax-exempt bonds, $577 million were successfully remarketed throughout 2013 and the debt was maintained as intended. The remaining $10 million of variable rate tax-exempt bonds outstanding as of December 31, 2012 was repaid in cash during 2013. Accordingly, page 102 of the 2013 Form 10-K reflects $577 million of variable-rate tax exempt bonds outstanding as of December 31, 2013.

•	Of the $420 million of short-term obligations referenced above, $370 million of this amount constituted tax-exempt borrowings subject to repricing within the next 12 months. These borrowings were also successfully remarketed and the debt was maintained as intended.

•	Had any of the intended remarketings been unsuccessful, the Company had the intent and ability to refinance such debt on a long-term basis through use of forecasted available capacity under our revolving credit facility. As set forth in the Prior Response, our revolving credit facility meets all of the criteria of an “existing financing agreement” under ASC 470-10-45-14.

•	The remaining $50 million of the $420 million of short-term obligations referenced above relates to outstanding borrowings under the Company’s Canadian credit facility, which matures in November 2017, and also meets all of the criteria of an “existing financing agreement” under ASC 470-10-45-14. As of December 31, 2012, we had $75 million of advances outstanding under the Canadian facility. At that time, we evaluated the projected cash flows of our Canadian operations, which indicated we expected to have the ability to repay $25 million of this amount during 2013, and we classified this amount as a component of our current portion of long-term debt. Based upon this analysis, we further determined that cash flow would not be sufficient to repay the remaining $50 million of advances outstanding, and the Company had the intent and ability to maintain such advances under the Canadian facility on a long-term basis. Due in part to our July 2013 acquisition of RCI Environnement, Inc., the largest waste management company in Quebec, cash flows from our Canadian operations exceeded expectations. Additionally, capital requirements of our Canadian operations were lower than anticipated. As a result, we were able to repay the entire $75 million of advances under the Canadian facility during 2013. We reborrowed $10 million under the Canadian facility in late 2013, and that amount was classified as a short-term obligation at December 31, 2013 because the Company intended to repay the balance within 12 months.

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

May 16, 2014

The assessments required to define the Company’s intent to refinance short-term obligations on a long-term basis are based on the Company’s best estimates of future cash flow activity. Accordingly, there is some level of uncertainty inherent in the amount of the reclassification. However, as demonstrated by the above summary of the specific funding sources used to refinance the short-term obligations outstanding at December 31, 2012, the Company regularly refinances such amounts on a long-term basis. Additionally, this assessment is performed quarterly and the Company’s classification of obligations as either current or long-term is refined to appropriately reflect any change in expectations from the last assessment.

We respectfully submit that this analysis, together with the Prior Response, clearly evidences our intent and ability to refinance those short-term obligations that we have excluded from current liabilities on a long-term basis, as defined in ASC 470-10-45-12B, by:

•	in case of tax-exempt debt, using the remarketing process to renew, extend or replace such short-term obligations for an uninterrupted period extending beyond one year from the balance sheet date, and in the event such remarketings are unsuccessful, replacing such debt with a long-term obligation under our revolving credit facility; and

•	in case of advances outstanding under our Canadian facility, maintaining such advances as long-term obligations under such existing financing agreement.

*     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 394-2360.

Sincerely,

/s/ Don P. Carpenter

Mr. Don P. Carpenter
Vice President & Chief Accounting Officer

Letter to Mr. Terence O’Brien

United States Securities and Exchange Commission

May 16, 2014

cc:	Mr. Thomas D’Orazio, United States Securities and Exchange Commission

Mr. Al Pavot, United States Securities and Exchange Commission

Waste Management, Inc.:

Mr. Patrick W. Gross, Chairman – Audit Committee

Mr. W. Robert Reum, Chairman of the Board

Mr. David P. Steiner, President and Chief Executive Officer

Mr. James C. Fish, Jr., Executive Vice President & Chief Financial Officer

Mr. Rick L Wittenbraker, Senior Vice President & General Counsel